VIRTUOSO SURGICAL, INC.

5701 Old Harding Pike, Suite 200

Nashville, Tennessee 37205

September 6, 2022

Tim Buchmiller

U.S. Securities and Exchange Commission

Office of Life Sciences - Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Virtuoso Surgical, Inc.

Offering Statement on Form 1-A, as amended

File No. 024-11915

Dear Mr. Buchmiller:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), Virtuoso Surgical, Inc. respectfully requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement on Form 1-A, as amended, to be qualified by 5:30 p.m. Eastern Time on September 6, 2022, or as soon thereafter as is practicable.

If you have any questions, or we can assist in any way, please do not hesitate to contact David Clay or me.

Sincerely,

/s/ C. Mark Pickrell
General Counsel & Chief Administrative Officer
Virtuoso Surgical, Inc.

cc:	David R. Clay

Daniel Walder